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The Oak Restaurant and Wine Bar

1026 S Charles st
Baltimore, MD 21230
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $30,000 invested.
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THE PITCH
The Oak Restaurant and Wine Bar is seeking investment to open a new restaurant.
First LocationGenerating Revenue
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OUR VISION
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OUR STORY

The Oak Restaurant will be a elevated locally sourced restaurant in the Federal Hill section of Baltimore, Maryland. Located in Federal Hill, Baltimore, Oak will be serving elevated comfort cuisine in a warm and welcoming environment. This is a love story of NYC meets the south with Caribbean flavors. The establishment will mesh modern decor with natural oak and wood staying true to the name of the establishment. Najee Saunders or as he is affectionately known Remix is a visionary in the restaurant industry with over 10 years of experience in the culinary world, founded The Oak Restaurant. He currently manage and operate another successful establishment, The Chop Shop Food Truck, located in Brooklyn, NY. The success of the current establishment is a testament to Najee's know-how when it comes to owning and operating a restaurant. Additionally, the establishment is likely to benefit from this past success, and even its existing customer base.

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PRESS
NYC Food Truck Business Plummets As Workers Stay Home

Truck owners say theyâ€ re hurting.

A helping hand for Hollis, St. Albans

The St. Albans-Hollis area, like just about everywhere else in Queens, has been slammed economically by the COVID-19-related shutdown of most of the business community.“A lot of businesses have just

Food truck owners shift to serving free meals to workers

“I wanted to do my part in this crisis,” one food truck owner said.

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RESTAURANT FRONT
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THE TEAM
Najee Saunders
Owner/Operator

Over 10 years of hospitality experience, 2019 began the Chop Shop Food Truck. Grew the company 4x in 2 years. Also established relationships with the NYC Department of Education and over 20 Fortune 500 companies.

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MONTH 1

Construction

During month 1 we will begin upgrading the current layout of the restaurant. Taking the visions shared on our deck and transforming them to an updated modern layout.

MONTH 2

Menu Tasting

Begin having dry runs of the layout and flow of the restaurant. Also begin menu tasting. Here we will see how the systems will effectively work in the space. This will be the month we hire staff to get aquanited to the space.

MONTH 3

Launch

And we arere off!!! This month we will have a soft opening to the community. Here we will invite investors, political figures, and social media influencers to taste our menu and view the current space.

MONTH 4

Data Collection

Monitor our current systems. Socially, community, technology and more importantly our team. Making the appropaite adjustments were needed

MONTH 5

Redo the past four months make the necessary improvements to continuously become better. Revisit our menu to add seasonal items. Also adjusting our private dining area to welcome the public for the warmer months.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
LAMB SHANK WITH CREAMY POLENTA
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build Out $25,000
Liquor License $21,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $861,536 $913,228 $968,022 $1,026,103 $1,087,669
Cost of Goods Sold $284,306 $301,365 $319,447 $338,614 $358,930
Gross Profit $577,230 $611,863 $648,575 $687,489 $728,739

EXPENSES

Rent $71,741 $72,623 $73,455 $74,234 $75,655
Utilities $10,000 $10,420 $10,940 $11,440 $11,920
Salaries $215,384 $228,307 $242,005 $256,525 $271,917
Insurance $7,600 $7,720 $7,984 $8,120 $8,387
Equipment Lease $10,000 $10,250 $10,506 $10,768 $11,037
Repairs & Maintenance $8,000 $8,479 $8,987 $9,526 $10,097
Legal & Professional Fees $6,200 $6,320 $6,440 $6,560 $6,841
Operating Profit $248,305 $267,744 $288,258 $310,316 $332,885
This information is provided by The Oak Restaurant and Wine Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2023 Balance Sheet
Oak Restaurant.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends February 2nd, 2024
Summary of Terms
Legal Business Name Oak Restaurant
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $30,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
No operating history

The Oak Restaurant and Wine Bar was established in October, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

The Oak Restaurant and Wine Bar forecasts the following milestones:

Secure lease in Baltimore, Maryland by October, 2023.

Hire for the following positions by January, 2024: Front of house manager, and head chef.

Achieve $499,408 revenue per year by 2024.

Achieve 299,644 profit per year by 2024.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Oak Restaurant and Wine Bar's fundraising. However, The Oak Restaurant and Wine Bar may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Oak Restaurant and Wine Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Oak Restaurant and Wine Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Oak Restaurant and Wine Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Oak Restaurant and Wine Bar's core business or the inability to compete successfully against the with other competitors could negatively affect The Oak Restaurant and Wine Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Oak Restaurant and Wine Bar's management or vote on and/or influence any managerial decisions regarding The Oak Restaurant and Wine Bar. Furthermore, if the founders or other key personnel of The Oak Restaurant and Wine Bar were to leave The Oak Restaurant and Wine Bar or become unable to work, The Oak Restaurant and Wine Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Oak Restaurant and Wine Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Oak Restaurant and Wine Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Oak Restaurant and Wine Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Oak Restaurant and Wine Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Oak Restaurant and Wine Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Oak Restaurant and Wine Bar's financial performance or ability to continue to operate. In the event The Oak Restaurant and Wine Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Oak Restaurant and Wine Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Oak Restaurant and Wine Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Oak Restaurant and Wine Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Oak Restaurant and Wine Bar will carry some insurance, The Oak Restaurant and Wine Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Oak Restaurant and Wine Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Oak Restaurant and Wine Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Oak Restaurant and Wine Bar's management will coincide: you both want The Oak Restaurant and Wine Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Oak Restaurant and Wine Bar to act conservative to make sure they are best equipped to repay the Note obligations, while The Oak Restaurant and Wine Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Oak Restaurant and Wine Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Oak Restaurant and Wine Bar or management), which is responsible for monitoring The Oak Restaurant and Wine Bar's compliance with the law. The Oak Restaurant and Wine Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Oak Restaurant and Wine Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Oak Restaurant and Wine Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Oak Restaurant and Wine Bar, and the revenue of The Oak Restaurant and Wine Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Oak Restaurant and Wine Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Oak Restaurant and Wine Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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